No M/0510/AS date 25.08.2015

VIA EDGAR

August 25, 2015

Ms Cecilia Blye

Chief

Office of Global Security Risk

U. S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-7010

United States of America

Re:	Mechel OAO (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2014 (the “Form 20-F”)

Filed April 28, 2015

File No. 1-32328

Response to letter dated August 17, 2015(the “Letter”)

Dear Ms Blye:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Commission’s Letter.

1.	In your letter to us dated December 21, 2012, you discussed contacts with Syria. You state on page 102 of the 20-F that you “are aware that certain of [your] products are sold into and can be resold to countries that are subject to international trade restrictions or economic embargoes…, including…Syria.” You state on page 2 of the 6-K filed June 9, 2015 that your products are marketed in Africa, a region that includes Sudan.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response

The majority of our steel segment export sales are made to end users in non-sanctioned countries on a CFR and CPT basis. The remainder of our steel products is exported to independent distributors and traders on an FOB basis. We refer to such sales as “indirect sales.”

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125167, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

Contracts with distributors and traders generally specify certain ports to which we must deliver our products. The distributors and traders take delivery of our products at these locations, and further on-sell the products to other distributors or end users. When these distributors take delivery of our products, we are provided in certain instances with documentation showing the further destination of our products.

Upon receipt of the Letter we have carefully checked our files to address your comment. As a result of such verification activities and to the best of our knowledge, it can be concluded that there have been no direct or indirect deliveries of our services, products, information or technology to Sudan and Syria since our letter dated December 21, 2012 to the date of this letter.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

In furtherance of our response in Item 1 above, we can repeat and extend our statement that we have not made any direct or indirect sales of services, products, information or technology to Sudan and Syria for the last three fiscal years and subsequent interim period, and we have no plans to make such sales in the future.

Therefore, to the best of our knowledge, we do not have any contacts, employees, offices, subsidiaries, affiliates, agents, distributors, partners, resellers, customers, joint ventures or other direct or indirect commercial arrangements with/in Sudan and Syria, or with entities controlled by the governments of these countries.

Based on the above, we do not believe that there may exist any facts or events in the context of our responses hereby to the Letter which could have a material adverse effect on our reputation and share value affecting a reasonable investor making relevant investment decisions.

* * * *

In connection with our responses above, we acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Andrey A. Slivchenko
Andrey A. Slivchenko
Chief Financial Officer

Copy to:

Pamela Long

Assistant Director

Division of Corporate Finance